M. Jim B. Rosenberg Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
VIA EDGAR AND FEDERAL EXPRESS
October 4, 2010

Sanofi-aventis

Form 20-F for the fiscal year ended December 31, 2009

File No. 001-31368

We are responding to the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) that was conveyed to us on September 2, 2010 with respect to the filing referenced above.

For the Staff’s convenience, the text of the Staff’s comment letter is set forth below in bold followed by the response.

Pharmaceutical Products

Clinical portfolio, p 64

1.	For each of the projects discussed on pages 42 and 45 that you deem significant, please revise to disclose the following :

•	the research and development costs incurred during each period presented and total costs incurred to date;

•	the nature, timing and estimated costs of the efforts necessary to complete the project;

•	the anticipated completion dates;

•	the risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and

•	the period in which material net cash inflows from significant projects are expected to commence.

Please disclose your criteria for deeming a project significant. For the remainder of projects that you do not deem significant, summarize the number of programs and cost for each period by segment or other descriptive class/category showing preclinical versus clinical, and provide an estimate of the nature, timing and cost to complete these programs.

174, avenue de France - 75013 PARIS - FRANCE - Tél. : +33 1.53.77.40.00 - Fax : +33 1.53.77.41.33 - www.sanofi-aventis.com

Sanofi-aventis - Siège Social : 174, avenue de France - 75013 Paris - France - S.A. au capital de 2 621 491 268 € - 395 030 844 R.C.S. Paris - code APE 7010 Z

Response:

The projects disclosed on page 42 and 45 constitute our entire portfolio of pharmaceutical and vaccine products under development as of the end of 2009, following the comprehensive review of the Group’s portfolio performed in 2009.

We have disclosed 49 products under development in tabular form, followed by narrative disclosure for products in Phase II and III of clinical developments, or at earlier clinical stages if significant developments occurred in 2009. This information is further supplemented by our Pharmaceutical Products section on page 18 et seq.

When practicable for product candidates in late stage development, we have also provided an estimated timeframe for regulatory filing.

We have also listed a number of previously disclosed product candidates for which development projects have been terminated.

We have disclosed the total amount of R&D expenses incurred annually in our management discussion under Item 5.

Beyond this, it would not be practicable to provide the additional detailed information requested in the Staff’s letter for the product candidates in our pipeline.

As discussed in the Risk Factors section the likelihood that any of our product candidates will be launched in any particular countries, at any particular time is subject to significant risks and uncertainties, such as the risk of failure for safety and/or effectiveness reasons, uncertainties regarding the timing and requirements of the regulatory review process and competitive launch timings of generic products and brand-name drugs. All these factors impact the cost of the projects and possible net cash inflows.

As a result, providing a more detailed disclosure for our portfolio products and the estimated cost to complete development would be speculative and, for this reason, may be misleading for readers.

We also believe it would not be appropriate to deem particular projects as “significant,” because that too would require us to speculate as to the likelihood of scientific and commercial success. We believe that our disclosure encompasses the developments that are most likely to be significant to an investor, and that this does not require a subjective and speculative assessment of significance.

Notes to the consolidates Financial Statements

B. Summary of Significant Accounting Policies

B.1. Basis of Consolidation , page F-14

You disclose that companies over which you exercise significant influence are accounted for by the equity method. You also disclose that “”[c]ompanies are consolidated from the date on which … significant influence is transferred to the Group”. Please clarify what you mean by “significant influence” and how the term differentiates between companies that are consolidated and those that are accounted for under the equity method.

Response:

Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. Control is the power to govern financial and operating policies of an entity so as to obtain benefits from its activities.

Entities over which sanofi-aventis exercises significant influence, i.e. “associates”, are accounted for using the equity method whereas entities controlled by the Group, i.e. “subsidiaries”, are consolidated.

In the light of the Staff’s comment, the Company proposes to revise the disclosure B1 in the 20-F for the year ending December 31, 2010 in order to more clearly explain the basis of consolidation:

The consolidated financial statements include the accounts of sanofi-aventis and its subsidiaries. Subsidiaries are entities controlled by the Group, i.e. entities over which the Group has the power to govern the financial and operating policies. ~~controlled by sanofi-aventis, using the full consolidation method~~. The existence of effectively exercisable or convertible potential voting rights is considered in determining whether control exists.

Interests acquired in entities are consolidated from the date the Group acquires exclusive control and interests sold are de-consolidated from the date exclusive control ceases. The Group’s share of post-acquisition profits or losses is taken to the income statement, and post-acquisition movements in the acquiree’s reserves are taken to consolidated reserves

Entities over which the Group has the ability to exercise joint control, i.e. joint ventures, are accounted for using the equity method in accordance with the option in IAS 31 (Interests in Joint Ventures).

Entities over which sanofi-aventis exercises significant influence, i.e. associates, are accounted for using the equity method. Significant influence is the power to participate in the financial and operating policy decisions, but without controlling or joint controlling those policies. Significant influence is presumed if the Group holds directly or indirectly (e.g., through subsidiaries), between 20 and 50 per cent of the voting power of the investee. Associates are accounted for by the equity method.

Joint ventures and associates are incorporated into the consolidated financial statements using the equity method from the date on which joint control or significant influence respectively is transferred to the Group.

Material transactions between consolidated companies and intragroup profits are eliminated.

~~Companies are consolidated from the date on which control (exclusive or joint) or significant influence is transferred to the Group. The Group’s share of post-acquisition profits or losses is taken to the income statement, and post-acquisition movements in the acquiree’s reserves are taken to consolidated reserves. Companies are excluded from consolidation from the date on which the Group transfers control or significant influence.~~

B.7. Assets held for sale or exchange, page F-20

3.

Although you do not specifically identify Merial as a discontinued operation, the criteria you disclose on page F-21 for presenting its operations on a separate line in the income statement are the same as those for identifying discontinued operations under paragraph 32 of IFRS5. Please address the following comments :

•

Please revise your consolidated income statement to separately present the results of operations from continuing and discontinued operations as required by paragraphs 33 and 33 A of IFRS5. Otherwise, please explain to us how your presentation of Merial is appropriate and reference for us the authoritative literature you rely on upon to support your accounting and disclosure ; and

•

Please revise your disclosure throughout your filing to clarify why you view the contribution of your 100 % interest in Merial into a joint venture with Merck whereby Merck will contribute its Intervet/Schering-Plough Animal Health business, in exchange for a 50 % interest in the joint venture as a partial disposal of your interest in Merial.

Response:

Comment 1

The contribution of the 100% interest in Merial into a joint venture with Merck will be identified in this letter as “the Merial Transaction”.

As presented in the consolidated financial statements, the investment in Merial meets the criteria of discontinued operations under IFRS 5 “Non-Current Assets Held for Sale and Discontinued Operations”.

All disclosures required by IFRS 5 paragraphs 33 and 33A have been provided in the face of the Consolidated Income Statement or in the disclosure D.8. of the 20-F for the year ending December 31, 2009. In particular, in the Consolidated Income Statement, the components of profit and loss related to Merial have been presented in a section separately from continuing operations, and the following explanatory footnote has been added to the line item “Net income from held-for-exchange Merial business”: “(1):Reported separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations)”.

However the company considered that the labeling proposed by IFRS 5 as “discontinued operations” did not accurately describe the nature and substance of the Merial Transaction to the users of the Financial Statements as the purpose and the ultimate outcome of the Merial Transaction is to exchange assets. As such sanofi-aventis used the labeling “Net income from held-for-exchange Merial business” based upon IAS 1 §86:

IAS 1 §86 Because the effects of an entity’s various activities, transactions and other events differ in frequency, potential for gain or loss and predictability, disclosing the components of financial performance assists users in understanding the financial performance achieved and in making projections of future financial performance. An entity includes additional line items in the statement of comprehensive income and in the separate income statement (if presented), and it amends the descriptions used and the ordering of items when this is necessary to explain the elements of financial performance.

Comment 2

Rather than a “partial disposal”, the Merial transaction involves the loss of control of Merial together with the retention of a non controlling interest in a joint-venture comprising Merial. Note D.8.1 does not describe the Merial Transaction as a partial disposal but as a transaction leading to a loss of control implying the application of IFRS 5.

The presentation in the 20-F for the year ending December 31, 2009 is consistent with what has been adopted by the IASB in the amendment to IFRS5 §8A issued in May 2008 as part of the “Annual improvements to IFRSs” standards relating to a disposal resulting in a loss of exclusive control. This amendment is mandatorily applicable since January 1st, 2010 and reads:

IFRS 5 §8A An entity that is committed to a sale plan involving loss of control of a subsidiary shall classify all the assets and liabilities of that subsidiary as held for sale when the criteria set out in paragraphs 6–8 are met, regardless of whether the entity will retain a non-controlling interest in its former subsidiary after the sale.

Disclosures explaining the analysis of the Merial transaction were included in the 20-F for the year ending December 31, 2009:

Note B.7. Assets held for sale or exchange

In accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations), non-current assets and groups of assets must be classified as held for sale in the balance sheet if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. Within the meaning of IFRS 5, the term “sale” also includes exchanges for other assets.

[…]

In the absence of any specific indication in the current IFRS 5 as to how to account for a partial disposal of an equity interest leading to loss of control, sanofi-aventis has adopted the following treatment: all the assets and liabilities included in a partial disposal of an equity interest leading to loss of control are classified in the balance sheet line items Assets held for sale or exchange or Liabilities related to assets held for sale or exchange, provided that the partial disposal satisfies the IFRS 5 classification criteria. This presentation is consistent with that adopted by the IASB in the amendment to IFRS 5 (IFRS 5, paragraph 8A), issued in May 2008 as part of the “Annual Improvements to IFRSs” standard, relating to a disposal resulting in loss of exclusive control. This amendment will be mandatorily applicable effective January 1, 2010 (see Note B.28.).

The profit or loss generated by a held-for-sale asset group is reported on a separate line in the income statement for the current period and for the comparative periods presented, provided that the asset group:

•	represents a separate major line of business or geographical area of operations; or,

•	is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or,

•	is a subsidiary acquired exclusively with a view to resale.

D.8.1. Merial

[…]

With effect from September 17, 2009, sanofi-aventis has had exclusive control over Merial by virtue of its 100% interest in the company, and has accounted for Merial by the full consolidation method. Due to the high probability that the option will be exercised, thereby diluting the interest held by sanofi-aventis in Merial and leading to the loss of exclusive control, the entire interest in Merial has to be accounted for in accordance with IFRS 5, the main principles of which are described in Note B.7.

Consequently, as of December 31, 2009 (in accordance with IFRS 5), the entire assets of Merial are reported on the line Assets held for sale or exchange, and the entire liabilities of Merial are reported on the line Liabilities related to assets held for sale or exchange. The net income of Merial is reported on the line Net income from the held-for-exchange Merial business.

Thus, we believe the disclosures presented above collectively describe the appropriate accounting treatment of the Merial Transaction.

B.14. Revenue recognition, page F-28

4.

You disclose that contracts between sanofi pasteur and government agencies specify terms for the supply and acceptance of batches of vaccine and that you recognize revenue when these conditions are met. You specifically disclose one such arrangement on page 39 with the US. government in order to develop a vaccine stockpile. Please explain to us your revenue recognition policy for arrangements with government policies agencies to provide batches of vaccines and reference for us and authoritative literature you rely upon to support your accounting. At a minimum, please provide the following information :

•	Please explain to us the material terms of these arrangements, including when product is shipped to the customer ;

•	Please explain whether you physically maintain any stockpiles for these government agencies. To the extent you do, please :

•

explain to us how you transfer the significant risks and rewards of ownerships of the goods and how you retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the foods sold as required by paragraphs 14(a) and 14(b) of IAS 18 ;

•	explain how you meet the criteria for “bill and hold” transactions identified in paragraph 1 of the appendix to IAS18 and

•	explain to us whether you undertake any obligation to rotate stock into the stockpile to maintain currently dated product. If so, please:

Explain whether you receive compensation for the service of rotating the stock and, if so, how you account for that compensation;

Explain whether you receive payment for the new inventory rotated into the stockpile and, if so, how you account for that payment

Explain whether you can sell the inventory rotated out of the stockpile and your accounting for that inventory, and

Considering that the government may never tap the stockpile, explain how you can assert that it is probable that delivery will be made as stipulated in paragraph 1(a) of the Appendix to IAS 18.

Response:

As reported page 39 of the 20-F for the year ending December 31, 2009:

“ACAM2000 was licensed in August 2007 as a live, attenuated vaccine against smallpox that is manufactured using modern cell culture technologies. Its aim is to be used to guard against bioterrorism. In this regard, a warm-based manufacturing contract was entered into with the U.S. government in April 2008 in order to develop a vaccine stockpile.”

The revenue under this contract represented less than 0.1% of the Group sales since the inception of the agreement. We consider that this contract is not significant to the company’s financial statements.

Under this contract, two items relate to sales of goods to the US governmental agency:

1.	Delivery of licensed ACAM2000 vaccine

2.	Replacement of expired diluent

The principal terms of the arrangement are as follows:

Under the dose delivery line item, Sanofi Pasteur is to manufacture and deliver a minimum amount of doses of vaccines as set in the agreement annually to the US strategic national stockpile (“SNS”). The governmental agency is to place orders every twelve months during the contract performance period beginning 24 months after the contract award date. The contract specifies a pricing schedule based on number of doses ordered and contract year. Delivery date is specified on the order and delivery includes vials of vaccine plus diluent, syringes and needles. Shipment method and delivery location is communicated to Sanofi Pasteur by the governmental agency in conjunction with each order. The dose delivery is subject to inspection and acceptance by the governmental agency. Vaccine doses are not physically stored or otherwise held at Sanofi Pasteur for the governmental agency.

Revenue recognition for the sale of vaccine doses occurs after dose delivery and acceptance by the governmental agency at which time the following criteria are fulfilled: transfer of risks and rewards of dose ownership to the governmental agency , no further managerial involvement or effective control over the doses, the amount of revenue can be measured reliably based on the contract terms; payment is likely based on contract terms and history with the governmental agency and the cost of the doses can be measured reliably.

Under the replacement of expired diluent line item, Sanofi Pasteur recognizes revenue once the delivery has occurred upon acceptance of the diluent by the governmental agency, at which point the revenue criteria as stated above are all fulfilled. No diluent is physically stored or otherwise maintained at Sanofi Pasteur.

As per the terms of the arrangements described above, the company does not maintain any stockpiles for the government agency and has no obligation to rotate stock to maintain currently dated products.

D.5. Impairment of property, plant and equipment, goodwill and intangibles, F-50

5.

Please tell us how the after tax discount rate was used in your impairment test and how your determination of value in use complies with paragraphs 50 and 55 of IAS 36, which requires estimates of future cash flows and the discount rate to be determined on a pre-tax basis.

Response:

Impairment testing using after-tax discount rate is used as a screening test. IAS 36.51 requires that estimated future cash flows reflect assumptions that are consistent with the way the discount rate is determined. Consistently with IAS 36.51, an after-tax discount rate is used for the screening impairment testing with future cash flows used determined on an after tax basis.

Where an impairment is indicated as a result of the screening test and a pre-tax cash flow calculation is expected to give a materially different result, the test would be reperformed using pre-tax discount rate to comply with IAS 36 paragraphs 50 and 55 which requires estimates of future cash flows and the discount rate to be determined on a pre-tax basis.

In connection with our response to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please contact me.

Laurent Gilhodes
Vice-President, Corporate Accounting

Copy :

•	Jérôme Contamine, Executive Vice President Chief Financial Officer

•	John Felitti, Associate Vice President, Corporate Law, Finance & Securities Law

•	Sasha Parikh, SEC Staff Accountant